

07006792

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49287

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAMIUS SECURITIES, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 THIRD AVENUE, 26TH FL.
(No. and Street)

NEW YORK, (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE (Address) NEW YORK, (City) NEW YORK (State) 10017 (Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
APR 02 2007
WASH, D.C.
199

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, MARRAN H. OGILVIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RAMIUS SECURITIES, L.L.C., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF LEGAL COUNSEL AND FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on
Internal Control Required By SEC Rule 17a-5

To the Member of Ramius Securities, L.L.C. and its subsidiaries

In planning and performing our audit of the consolidated financial statements of Ramius Securities, L.L.C. and its subsidiaries (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 30, 2007

Ramius Securities, L.L.C. and its subsidiaries

Consolidated Statement of Financial Condition

December 31, 2006

Ramius Securities, L.L.C. and its subsidiaries
Index to Consolidated Statement of Financial Condition



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of Ramius Securities, L.L.C. and its subsidiaries

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Ramius Securities, L.L.C. and its subsidiaries (together the "Group") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Group's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by the Group's management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 30, 2007

Ramius Securities, L.L.C. and its subsidiaries
Consolidated Statement of Financial Condition
December 31, 2006

(in U.S. dollars)

Assets	
Cash and cash equivalents	$ 164,360
Cash collateral pledged	7,561,336
Receivable from brokers	8,596,428
Securities owned, at fair value	305,027,314
Other investments, at fair value	16,055,493
Other investments, at cost	10,430,000
Redemptions receivable from Ramius Funds	11,545,234
Derivative contracts, at fair value	830,515
Securities borrowed	973,361,419
Interest and dividends receivable	777,614
Due from affiliates	324,787
Other assets	236,721
Total assets	$ 1,334,911,221
Liabilities and Member's capital	
Payable to brokers	$ 166,572,212
Securities sold, but not yet purchased, at fair value	58,893,744
Derivative contracts, at fair value	699,655
Securities loaned	976,043,799
Loan payable to affiliate	3,971,982
Interest and dividends payable	274,332
Due to Member	270,389
Accrued expenses and other liabilities	1,194,239
Total liabilities	1,207,920,352
Minority interests in consolidated subsidiaries	1,684,716
Member's capital	125,306,153
Total liabilities and Member's capital	$ 1,334,911,221

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Business

Ramius Securities, L.L.C. ("Ramius Securities" and the "Company"), a Delaware limited liability company formed on July 1, 1996, became registered as a broker-dealer under Federal and Delaware securities laws in May of 1997. Ramius Securities is a wholly-owned subsidiary of Ramius Capital Group, L.L.C. ("Ramius Capital" and the "Member"). The Company is engaged in trading activities utilizing various hedging strategies including merger arbitrage, distressed debt investing, convertible arbitrage, equity market neutral investing, activist investing, warrant arbitrage and in addition conducts stock lending/borrowing activities.

These consolidated financial statements at December 31, 2006 include accounts of RCG Greenwich Kahala Juliette, LLC ("RCG Greenwich") and RCG Amazonas, LLC ("RCG Amazonas"), both limited liability companies organized under the laws of the State of Delaware. The Company and its consolidated subsidiaries are collectively referred to hereinafter as the "Group".

RCG Greenwich is organized primarily for the purpose of acquiring, holding and disposing of all of the membership interests in an aircraft leasing entity and also enters into a loan agreement with the Company and an affiliate and a pledge agreement with Ramius Capital. RCG Amazonas is organized primarily for the purpose of acquiring, holding, exercising and disposing of options to acquire the membership interest of certain aircraft related entities. The Company made investments in RCG Greenwich and RCG Amazonas, (collectively, the "Subsidiaries") in August 2006.

2. Significant Accounting Policies

This consolidated financial statement has been prepared using accounting principles generally accepted in the United States of America. The following is a summary of the significant accounting policies followed by the Group:

a. Basis of Presentation

The preparation of this consolidated financial statement in conformity with accounting principles generally accepted in the United States of America requires the Member to make estimates and assumptions that affect the fair value of securities and other investments, the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

This consolidated financial statement includes the accounts of the Company and its consolidated subsidiaries, all of which are variable interest entities in which the Company is the primary beneficiary as described below. All material intercompany transactions and balances have been eliminated.

Variable Interest Entities ("VIEs") - VIEs are entities in which (i) the total equity investment at risk is insufficient to enable the entity to finance its activities independently and (ii) the equity holders as a whole do not have the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. A controlling financial interest in a VIE is present when an enterprise has a variable interest (e.g. the enterprise owns equity or notes issued by the VIE) or a combination of variable interests in that VIE that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. In accordance

with Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46-R, "Consolidation of Variable Interest Entities", which the Company was required to adopt on January 1, 2005, the Company must consolidate all VIEs of which it is the primary beneficiary.

The Company determines whether it is the primary beneficiary of a VIE by performing a qualitative and/or quantitative analysis of the VIE that includes a review of, among other factors, its capital structure, terms of any contracts between the Company and the VIE, which interests create or absorb variability, related party relationships and the design of the VIE.

As of December 31, 2006, the Company has concluded that, based on the above mentioned qualitative and/or quantitative analyses, the Company is the primary beneficiary of the Funds in which it has an interest and, as such, consolidated them.

b. Cash and cash equivalents

The Group considers investments in money market funds and other highly liquid investments with original maturities of three months or less which are deposited with a bank to be cash equivalents.

c. Receivable from and payable to brokers

Receivable from and payable to brokers includes cash held at the clearing brokers, amounts receivable or payable for unsettled transactions and proceeds from short sales equal to the fair value of securities sold, but not yet purchased, which are restricted until the Group purchases the securities sold short. Pursuant to the terms of the Group's prime broker agreements, these balances are presented net (assets less liabilities) across balances with the same broker.

d. Valuation of securities owned and other investments

Securities owned and sold, but not yet purchased, including options and warrants, listed on a national securities exchange, are stated at quoted market values.

Certain positions for which there is a limited market or that are not listed on a national securities exchange, consisting primarily of convertible bonds, corporate bonds, distressed bonds and trade claims, are stated at estimated fair values determined by the Member. These fair values assigned by the Member are determined in good faith and are based on available information considering, among other things, quotations provided by published pricing services, counterparties and other market participants, and pricing models using quoted inputs, and do not necessarily represent the amounts which might ultimately be realized.

Other investments primarily consist of investments in funds that comprise of interests in private investment funds managed internally by Ramius Capital or its wholly owned subsidiaries (the "Ramius Funds"), private investment funds managed externally by unaffiliated managers (collectively with the Ramius Funds, the "Portfolio Funds"), private loans and options, and investments in aircrafts. Portfolio Funds do not have readily available market quotations and are valued at estimated fair value by the Member based on the Group's share in the net assets of the underlying Portfolio Funds. Factors considered by the Portfolio Funds in valuing their underlying investments include, but are not limited to, the type of investments, purchase price, marketability, current financial condition and operating results, and other pertinent information. Private loans and options on aircrafts are stated at estimated fair values determined by the Member in good faith after considering,

among other things, the type of investments, performance of the underlying collateral and changes in market conditions.

RCG Greenwich is considered a special purpose vehicle and carries the assets acquired in the aircraft transaction at cost. Accordingly, RCG Greenwich's basis of accounting for its investments is retained by the Group upon consolidation. At December 31, 2006, the cost of RCG Greenwich's investment was $10,430,000.

Because of the inherent uncertainty of valuation for the Group's other investments and the underlying investments held by the Portfolio Funds, the estimated fair values assigned may differ from the values that would have been used had a ready market existed for these investments, and the differences may be material.

e. **Redemptions receivable from Ramius Funds**

Redemptions receivable from Ramius Funds represents the amounts expected to be received subsequent to the year ended December 31, 2006 for the Company's full redemptions from two Ramius Funds effective December 31, 2006.

f. **Valuation of derivative contracts**

Equity swaps are valued based upon the change in fair value of the underlying assets between the date of determination and the valuation date, with unrealized gains reported as an asset and unrealized losses reported as a liability on the consolidated statement of financial condition. Equity swaps involve the exchange of cash flows based on the total return of the underlying securities and stated interest rates.

Foreign currency forward contracts are recorded at fair value based on quoted market prices, with unrealized gains reported as an asset and unrealized losses reported as a liability on the consolidated statement of financial condition. Purchases and sales of foreign currency forward contracts are recorded on a trade date basis.

g. **Securities transactions**

Purchases and sales of securities and other investments are recorded on a trade date basis.

h. **Variable interest entities**

The Company consolidates certain VIEs, when it is determined to be their primary beneficiaries. The assets of the consolidated VIEs are primarily classified with other investments in the consolidated statement of financial condition. The liabilities of the consolidated VIEs, primarily a loan payable to an affiliate, are not recourse to the Group's general credit. The Group's direct and indirect exposure to the obligation of VIEs is generally limited to its interests in these entities. The Group is also a variable interest holder in other VIEs which are not consolidated, as it is not their primary beneficiary.

The following tables set forth the gross assets and maximum exposure to loss associated with the Company's significant variable interests in consolidated VIEs:

Variable interest entities: gross assets		**As of December 31, 2006**
1. RCG Greenwich Kahala Juliette, LLC (1)	$	10,430,000
2. RCG Amazonas, LLC		738,061
Consolidated VIE gross assets	$	11,168,061

Variable interest entities: maximum exposure to loss		
1. RCG Greenwich Kahala Juliette, LLC	$	1,430,199
2. RCG Amazonas, LLC		381,061
Consolidated maximum exposure to loss	$	1,811,260

(1) Consolidated VIE assets included assets financed by non-recourse long term debt. Non-recourse debt is debt that only the issuing subsidiary is obligated to repay.

As of December 31, 2006, the Company does not hold significant variable interests in any unconsolidated VIEs.

i. Income taxes

In accordance with federal and applicable state tax laws, the Group is treated as a branch of its single member owner, which for tax purposes is the Member. Because of the Company's and the Funds' status as a single-member limited liability company, the Group is also disregarded for tax purposes. As such, no provision for federal and state income taxes has been made in the accompanying financial statements of the Group, as individual members of the Member are responsible for their proportionate share of the Member's taxable income.

In July of 2006, the FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (the "Interpretation"). Effective January 1, 2007, the Interpretation establishes for all entities, including pass-through entities, whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Member is currently evaluating the impact of the Interpretation on the consolidated financial statements of the Group and does not expect the Interpretation to have a material effect on its consolidated statement of financial condition.

j. Foreign currency

Securities and other assets/liabilities denominated in foreign currencies are translated into United States dollar amounts at the date of valuation.

k. Minority interests

Minority interest represents the financial position and results of operations attributable to the non-controlling partners of the Funds. At December 31, 2006, the minority interests in consolidated subsidiaries on the consolidated statement of financial condition is comprised of minority interests in RCG Greenwich of $1,348,705 and in RCG Amazonas of $336,011.

3. Receivable From and Payable To Brokers

Amounts receivable from and payable to brokers at December 31, 2006, consist of the following:

	Receivable	Payable
Settled Transactions	$ 8,594,657	$ 164,085,765
Unsettled Transactions	1,771	2,486,447
	$ 8,596,428	$ 166,572,212

The clearing operations for the Group's securities transactions are provided by several brokers. At December 31, 2006, amounts receivable from and payable to brokers reflected in the consolidated statement of financial condition are amounts due from and to such brokers. Proceeds from short sales equal to the market value of securities sold, but not yet purchased, are restricted until the Group purchases the securities sold short. All securities owned are on deposit at the clearing brokers and may be rehypothecated by the clearing brokers.

4. Securities Owned and Sold, But Not Yet Purchased

Securities owned and sold, but not yet purchased consist of marketable and non-marketable securities. At December 31, 2006, these marketable securities carried at fair values consist of the following:

Marketable Securities	Securities Owned	Securities Sold, but not yet Purchased
Common stock	$ 256,290,553	$ 53,686,291
Convertible bonds	19,343,760	-
Distressed debt	7,857,811	5,203,703
Options	998,464	-
Preferred stock	289	-
Warrants and rights	15,356,025	3,750
	$ 299,846,902	$ 58,893,744

At December 31, 2006, non-marketable securities carried at estimated fair values consist of the following:

Non-Marketable Securities	Securities Owned
Common stock	$ 5,052,407
Trade Claims	128,005
	$ 5,180,412

5. Other Investments

At December 31, 2006, other investments consist primarily of interests in Portfolio Funds, private loans and options (carried at estimated fair values) and investments in aircrafts (carried at cost):

	Redemptions Receivable	Estimated Fair Value*	Percentage Ownership
RCG Halifax Fund, Ltd.	$ 10,512,187	$ -	-
RCG Carpathia Master Fund, Ltd.	-	4,780,584	0.78%
RCG Endeavour, L.L.C.	-	3,905,457	1.97%
RCG RE Manager, LLC	-	1,644,864	31.50%
Ramius Portable Alpha Fund, Ltd	1,033,047	-	-
Investment in aircrafts	-	10,430,000 **	-
Private options	-	738,061	-
Private loan investments	-	4,924,280	-
Funds managed by external managers	-	52,247	-
Other	-	10,000	-
	$ 11,545,234	$ 26,485,493	

* Fair value unless otherwise indicated.
** At cost.

The investment objectives of the Ramius Funds are included below:

- RCG Halifax Fund, Ltd. ("RCG Halifax") is organized primarily for the purpose of investing in diversified, non-directional investment strategies including merger arbitrage, convertible hedging and distressed/high yield investing among other strategies. Effective December 31, 2006 the Company has fully redeemed from RCG Halifax. The net assets of RCG Halifax are $250,245,420, at December 31, 2006.

- RCG Carpathia Master Fund, Ltd. ("RCG Carpathia") is organized primarily for the purposes of investing in private debt claims and publicly traded securities of bankrupt, distressed, and restructured companies purchased and sold short. RCG Carpathia engages in short sales for both hedging and investment purposes. The net assets of RCG Carpathia are $615,144,231 at December 31, 2006.

- RCG Endeavour, L.L.C. ("RCG Endeavour") is organized primarily for the purposes of acquiring, managing and disposing of loans, interests and participations therein, mortgage-backed and other asset-backed securities, entering into warehousing or other similar arrangements and sponsoring the issuance of one or more collateralized debt obligations. The member's capital of RCG Endeavour is $198,407,418 at December 31, 2006.

- RCG RE Manager, LLC ("RCG RE Manager") is organized primarily for the purpose of acting as the general partner or as managing member for real estate investments entered into by the Member and its affiliates. While investing in these various real estate deals, RCG RE Manager may be entitled to receive distributions in the form of incentive interests, which are payable once certain investor return hurdles have been achieved. The member's capital of RCG RE Manager is $5,221,660 at December 31, 2006.

- Ramius Portable Alpha Fund, Ltd ("Ramius Portable Alpha") is organized primarily for the purpose of pursuing an alpha transport investment strategy. Ramius Portable Alpha obtains its

alpha exposure through its investment in Ramius Fund, Ltd., a diversified, non-directional investment fund whose investment advisor is a wholly-owned subsidiary of the Member, and obtains its beta exposure with participation in a total return swap on a U.S. Aggregate Index. Effective December 31, 2006, the Company has fully redeemed from Ramius Portable Alpha. The net assets of Ramius Portable Alpha are $1,033,047 at December 31, 2006, prior to the effect of the Group's redemption.

- Private options - RCG Amazonas is organized primarily for the purpose of acquiring, holding, exercising, and disposing of private options to acquire the membership interest of certain aircraft related entities. The members' capital of RCG Amazonas is $717,072 at December 31, 2006.

- Investment in aircrafts - RCG Greenwich was formed on August 25, 2006 for the purpose of acquiring, holding, and disposing of all of the outstanding membership interests in Aircraft Lease Finance V, LLC ("ALF"). RCG Greenwich was capitalized with contributions from the Company and affiliates of Ramius Capital and promissory notes issued to the Company and an affiliate. On August 25, 2006, RCG Greenwich entered into a Membership Interest Purchase Agreement with Finova Capital Corporation to purchase all of the limited liability company interests in ALF. There exists a trust agreement between ALF and the trustee which states that the trustee is the holder of legal title for the benefit of ALF to two aircrafts and leases them to a domestic carrier. The members' capital of RCG Greenwich is $2,778,904 at December 31, 2006. As of December 31, 2006, Ramius Securities is accounting for the assets acquired through RCG Greenwich as described in Note 2(d).

- Private loan investments consists of two loans made by the Company to private companies. One of the companies is engaged in the business of airplane leasing and the other company is in the business of servicing pools of life insurance policies. Both loans are adequately collateralized by various assets of the borrowing entities.

The Group's involvement with the Ramius Funds began in March 2000 for RCG Carpathia, December 2005 for RCG Endeavour, August 2006 for RCG Halifax and RCG RE Manager and September 2006 for Ramius Portable Alpha.

6. Derivative Contracts

With respect to the Group's direct investment in derivative contracts during the year ended December 31, 2006, the following table summarizes the fair values at December 31, 2006:

	Fair Value at December 31, 2006	
	Assets	**Liabilities**
Equity swaps	$ 830,515	$ 696,510
Currency forward	-	3,145
	$ 830,515	$ 699,655

Pursuant to various derivative transactions discussed above, the Group is required to post cash collateral for its existing or potential obligations. The Group has pledged cash collateral of $7,561,336 in connection with these derivative transactions, and such collateral is held by four major financial institutions.

7. Securities borrowed and loaned

Securities borrowed and loaned transactions are accounted for as collateralized financings and require cash or other collateral to be deposited or taken in. Securities borrowed and loaned are recorded at the amount of cash or other collateral advanced or received, respectively, as required. As of December 31, 2006, the fair value of securities borrowed by the Group was $945,827,167, which the Group is permitted by contract or custom to sell or re-pledge. The fair value of securities loaned was $943,627,510.

Beginning in November 2006 the Group began borrowing securities from a fund whose investment advisor is a wholly owned subsidiary of the Member. As of December 31, 2006 the fair value of securities borrowed by the Group from this fund was $67,888,792, which is included in the fair value of securities borrowed by the Group as indicated above.

Securities borrowed transactions require the Group to deposit cash collateral with the lender. With respect to securities loaned, the Group receives cash collateral in excess of the market value of the securities loaned. The Group monitors the fair value of securities borrowed and loaned on a daily basis with cash collateral returned or collateral posted, respectively, as required.

8. Fair values of financial instruments

Except for the loan payable to affiliate, all financial instruments of the Group are reported on the consolidated statement of financial condition at fair values or at carrying amounts that approximate fair values primarily because they are mark to market or carrying value approximates fair value or on account of the short maturities of these instruments. At December 31, 2006, the fair value of the loan payable to affiliate was $4,275,768.

9. Loan Payable to Affiliate

Loan payable to affiliate represents a loan payable based on a loan agreement entered between RCG Greenwich and an affiliated investment fund managed by Ramius Capital. On August 25, 2006, a promissory note (the "Note") of $4,148,571 was issued at par. Principal and interest are payable in 36 installments commencing on September 11, 2006 and maturing on August 11, 2009. As of December 31, 2006, the outstanding balance of the Note was $3,971,982. RCG Greenwich has also entered into a pledge agreement with Ramius Capital serving as collateral agent to lenders of the loan. RCG Greenwich's ownership interest in an aircraft leasing entity has been pledged as collateral for this loan.

10. Other Assets, Accrued Expenses and Other Liabilities

Other assets
At December 31, 2006, other assets consist primarily of stock loan fee receivable of $114,444, advisory fee receivable of $52,410, commissions receivable of $45,202 and prepaid expenses of $22,775.

Accrued expenses and other liabilities
At December 31, 2006, accrued expenses and other liabilities consist of advisory fee payable of $905,713 and accrued expenses of $288,526.

11. Risk management

The Group is engaged in various trading and brokerage activities in which counterparties primarily included broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Group may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Group's policy to review, as necessary, the credit standing of each counterparty.

Margin Risk
Margin risk occurs because the Group may borrow funds in order to increase the amount of capital available for investing or trading purposes.

Credit risk in proprietary transactions
Credit risk is the potential loss the Group may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Group's exposure to credit risk at any point in time is represented by the fair value of the amounts reported as assets at such time. The Group manages credit risk by dealing with credit worthy counterparties.

Credit risk in client activities
In the normal course of business, the Group's activities include trade execution for its clients. These activities may expose the Group to risk arising from price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Group, the Group may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In accordance with industry practice, client trades are settled generally three business days after trade date. Should either the client or the counterparty fail to perform, the Group may be required to complete the transaction at prevailing market prices.

The Group clears all of its securities transactions through three clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Group and the clearing brokers, the clearing brokers have the right to charge the Group for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Group has no maximum amount and applies to all trades executed through the clearing brokers, the Group believes there is no maximum amount assignable to this right. Accordingly, at December 31, 2006, the Group has recorded no liability.

Market and off-balance sheet risk
In addition to credit risk, the Group is exposed to market risk. This is the risk of potential loss due to the fluctuation in the fair values of securities owned and sold, but not yet purchased. Risks arise in options, warrants and derivative contracts from changes in the fair values of their underlying financial instruments. Securities sold, but not yet purchased, represent obligations of the Group to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance sheet risk as the Group's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in the financial statements. As of December 31, 2006, there were no off-balance sheet transactions other than those disclosed in Note 6 (Derivative contracts).

Concentrations of credit risk
Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. In its trade facilitation activities, the Group is actively involved in securities and derivatives trading with a broad range of clients.

The Group's most significant industry concentration, which arises within its normal course of business activities, includes other brokers and dealers, commercial banks and fund managers. The Group's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair the counterparties' abilities to satisfy their obligations to the Group.

Additionally and indirectly through the Ramius Funds, the Group has concentrations of credit risk in residential mortgage-backed securities, privately issued convertible debt securities, bank debt and asset-backed securities. The Group is also exposed, through the Subsidiaries, to general economic risk and additional risk of economic downturns in the aviation industry.

In the normal course of their operations, the Portfolio Funds make investments in both long and short securities and other financial instruments, including derivatives, where the risk of potential loss due to changes in the fair value (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the related amounts recorded. The Portfolio Funds also utilize various degrees of leverage and are subject to the same risks described earlier with respect to the Group. However, due to the nature of the Group's interest in the Portfolio Funds, such risks are limited to the Group's investments in each Portfolio Fund.

12. Guarantees

FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Group to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying security (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of its business, the Group indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Group or its affiliates. The Group also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Group could be required to make under these indemnifications cannot be estimated. However, the Group believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Group also provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses

caused by the breach of those representations and warranties. The Group may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Group could be required to make under these indemnifications cannot be estimated. However, the Group believes it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

13. Net Capital Requirements

Ramius Securities is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain net capital in an amount not less than $2,500 for each security in which it makes a market based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date. Since the Company has elected not to be subject to the Aggregate Indebtedness Standard of paragraph (a)(1)(i) of the Rule and the Company has not made a market in any securities since January 2006, the Company shall not permit its net capital to be less than $250,000. At December 31, 2006, the Company had net capital of $15,582,208 which was $15,332,208 in excess of its required minimum net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

14. Related Party Transactions

In addition to its interest in the funds managed by Ramius Capital, the Group's other investments consist primarily of co-investments made with various private investment funds managed by the Member.

Administrative services provided to the Company by the Member are based on an expense sharing agreement dated November 10, 1997.

Due to Member on the statement of financial condition is a payable of $270,389 relating to certain expenses paid by the Member on behalf of the Company.

Due from affiliates represents $202,556 due from funds that are managed by the Member or its wholly owned subsidiaries for expenses paid on the funds behalf and distribution fees of $122,231 receivable from an investment advisor that is an affiliate of the Member.

On March 14, 2006, the Company distributed $30,000,000 to its Member as a capital withdrawal, which represents a portion of the member's net income for 2004 and 2005.

15. Subsequent Events

In January 2007, the Company received $11,545,234 representing the redemptions receivable from Ramius Funds as of December 31, 2006 for the Company's full redemption from two Ramius Funds.

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